(WRL LETTERHEAD)

October 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WRL Series Life Account G
Pre-Effective Amendment No. 1 to Registration Statement
on Form N-6 for the WRL Capital Creator

File Nos. 333-144117/811-21929

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the WRL Capital CreatorSM variable life insurance policy (the "Policy") of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6 to on or before October 19, 2007, or as soon thereafter as reasonably practicable.

WRL SERIES LIFE ACCOUNT G

(Registrant)

By: WESTERN RESERVE LIFE ASSURANCE CO. OF
OHIO (“WRL”)

TRANSAMERICA CAPITAL, INC. (“TCI”)
(Principal Underwriter)

Arthur D. Woods

Vice President and Senior Counsel of WRL

Assistant Vice President of TCI